UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER 001-13026 CUSIP NUMBER 09643P108
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: January 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Blyth, Inc. Full Name of Registrant
Former Name if Applicable
One East Weaver Street Address of Principal Executive Office (Street and Number)
Greenwich, CT 06831 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
☒		thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

On March 15, 2004, the Company issued a press release in which it announced its financial results for the fiscal year ended January 31, 2004. Thereafter, the Company learned that the Company's independent accountants, PricewaterhouseCoopers LLP, believed that the Company's current designation of two operating segments does not comply with the requirements of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The Company has determined that it will change its designation of operating segments for fiscal 2004 and potentially for certain prior years, which will impact the number of reporting segments required in its SFAS 131 footnote and related disclosures. During the past several years, the Company has reported financial information with respect to two reporting segments, namely Candles & Home Fragrance and Creative Expressions. It is now anticipated that the Company will report information in a greater number of segments.

The designation of additional operating segments on a retrospective basis, pursuant to SFAS 131, is also anticipated to result, retrospectively, in a greater number of reporting units pursuant to Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). Accordingly, the Company will need to reassess impairment reviews of goodwill required to be performed as of the adoption date of SFAS 142 (2/1/02) and for the fiscal years thereafter. It is anticipated that this will result in certain impairment charges not previously reported, and that prior year financial statements will need to be restated.

The Company has begun extensive analyses required to identify properly its operating segments, reporting segments and reporting units, and to assess potential impairments of goodwill for its re-defined reporting units. This work, however, is not yet complete. As a result, the Company has not been able to complete its financial statements or other portions of its annual report on Form 10-K in time for filing within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert H. Barghaus (Name)	(203) (Area Code)	661-1926 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters described in Part III (a) above, the Company presently expects that the financial statements which it will file as part of its annual report on Form 10-K will include SFAS 131 financial information with respect to an expanded number of reporting segments for its fiscal year ended January 31, 2004, and, comparatively, for all prior fiscal years presented. In addition, as a result of the change in its operating segments and reporting units, the Company also expects that it will need to restate its financial statements for the fiscal year ended January 31, 2003 so as to recognize an impairment loss pursuant to SFAS 142 with respect to the carrying value of goodwill, particularly that which relates to its wholesale candle businesses. As analyses and valuations are still in progress, the amount of such impairment charge is not yet finalized. However, based upon the work done to date, the Company believes such impairment charge will be approximately $30 million, or approximately $0.64 per share, which it expects will be recognized in fiscal 2003. The Company does not expect that the change in its reported segments will have any effect upon the Company's cash flows in any reported period.

The Company expects that the change in the Company's operating segments will not affect the Company's previously reported results of operations for fiscal 2004. However, as a result of the recognition of an impairment loss in fiscal 2003, as described above, the Company expects that its reported net earnings and earnings per share for the fiscal year ended January 31, 2004, will be approximately $31 million, or $0.67 per share, higher than its restated net earnings and earnings per share for the fiscal year ended January 31, 2003.

Blyth, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date		By
	April 14, 2004		/s/ Robert H. Barghaus Robert H. Barghaus Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.

If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).